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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               (Amendment No. 10)
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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                        Common Stock Class B Common Stock
                         $1.00 Par Value $1.00 Par Value

                        (Title of Classes of Securities)
             -------------------------------------------------------

                        126504208               126504109

                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 23, 2003
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


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





                                 SCHEDULE 13D/A

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   50.2% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------



---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  27-0001469
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   50.2% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

     This Amendment No. 10 to Schedule 13D amends the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001, Amendment No. 2 dated February 7, 2002, Amendment No. 3 dated March 8, 2002, Amendment No. 4 dated March 28, 2002,Amendment No. 5 dated April 3, 2002, Amendment No. 6 dated November 13, 2002, Amendment No. 7 dated December 10, 2002, Amendment No. 8 dated December 13, 2002 and Amendment No. 9 dated December 18, 2002 (as amended, the "Schedule 13D"). The amended Schedule 13D is filed to report the execution by Eldorado Equity Holdings, Inc., Level 3 Communications, Inc. and the Company (as defined in the Schedule 13D) of a Recapitalization Agreement.

     Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is amended to add a new fifth paragraph to read as follows:

     On April 24, 2003, LTC and Eldorado entered into a recapitalization agreement (the "Recapitalization Agreement") with the Company. Under the terms of the Recapitalization Agreement, the Company agreed, subject to the satisfaction or waiver of certain conditions, including receipt of certain shareholder approvals, to amend the Company's existing Articles of Incorporation to (i) reclassify and convert each outstanding share of the Company's Class B Common Stock into 1.09 shares of the Company's Common Stock, (the "Recapitalization") and (ii) thereafter eliminate the Class B Common Stock, and all provisions related thereto, and certain miscellaneous inoperative provisions (the "Restatement Amendment", and collectively with the Recapitalization, the "Charter Amendment"). In the Recapitalization Agreement, Eldorado agreed, among other things, to vote its shares of Class B Common Stock in favor of the Charter Amendment. In addition, on April 23, 2003, the Company, LTC and Eldorado entered into an amendment of the Registration Rights Agreement dated February 7, 2002 between the Company, LTC and Eldorado (the "Registration Rights Amendment") to permit the filing of a shelf registration statement on behalf of Eldorado to sell any shares of Common Stock received in the Recapitalization.

Item 5.  Interest in Securities of the Company.

Items 5 (a), (b) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

(a) and (b) Eldorado holds no shares of Common Stock and Eldorado holds 1,017,061 shares of Class B Common Stock representing approximately 50.2% of the outstanding Class B Common Stock (the "Company Shares") based on the number of shares the Company has represented to LTC and Eldorado in the Recapitalization Agreement are outstanding as of April 14, 2003. Through its ownership of Eldorado, LTDH may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares. Eldorado shares with LDTH the power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through its indirect ownership of Eldorado, LTC may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares. Immediately after giving effect to the Recapitalization, Eldorado would hold 1,108,596 shares of Common Stock, representing 4.6% of the shares of Common Stock outstanding, based on the number of shares of Common Stock outstanding as of April 14, 2003.

James Q. Crowe is the beneficial owner of 23,629 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./1/ Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

--------

     (1) Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days after April 24, 2003. None of these options has been exercised.

Richard R. Jaros is the beneficial owner of 11,886 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./2/ Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

Walter Scott, Jr. is the beneficial owner of 117,062 shares of Common Stock directly held by him, representing less than 1% of the outstanding Common Stock./3/ Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

All information in this item 5(a) and (b) as to the number of shares outstanding or the percentage of shares held are based on the number of shares reported outstanding by the Company as of February 28, 2003 in the Company's annual report on Form 10-K for the year ended December 31, 2002.

Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

(c) There have been no transactions in the Common Stock or Class B Common Stock effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is amended to add the following paragraph immediately after the paragraph that currently appears as the third paragraph of such item:

As described in Item 4 of the Schedule 13D above, LTC and Eldorado entered into the Registration Rights Amendment with the Company on April 23, 2003. The description of the Registration Rights Amendment contained in Item 4 above is qualified in its entirety by the terms of the Registration Rights Amendment, which is incorporated herein by reference as if set forth in full. In addition, LTC and Eldorado entered into the Recapitalization Agreement with the Company on April 24, 2003. The description of the Recapitalization Agreement contained in
Item 4 above is qualified in its entirety by the terms of the Recapitalization Agreement, which is incorporated herein by reference as if set forth in full.

Item 7. Material to be Filed as Exhibits.

10.1 Amendment, dated as of April 23, 2003, to Registration Rights Agreement dated as of February 7, 2002 among Commonwealth Telephone Enterprises, Inc. and Level 3 Communications, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2003).

10.2 Recapitalization Agreement, dated as of April 24, 2003, among the Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2003).

--------

     (2) Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days after April 24, 2003. None of these options has been exercised.

     (3) Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days after April 24, 2003. None of these options has been exercised.

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 25, 2003

LEVEL 3 DELAWARE HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President

ELDORADO EQUITY  HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President